EXHIBIT 34-1
Virchow, Krause & Company, LLP
One Towne Square, Suite 600
Southfield, MI 48076
Report of Independent Registered Public Accounting Firm
To the Board of Directors of VW Credit, Inc. and
CitiBank, N.A., Indenture Trustee:
We have examined VW Credit, Inc’s (the Company) compliance with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Securities and Exchange Commission’s Regulation AB for the Company’s Volkswagen Auto Loan Enhanced Trust 2007-1 asset backed securitization transactions except for the servicing criteria set forth in Sections 229.1122(d)(1)(ii)-(iv), 229.1122(d)(2)(vi), 229.1122(d)(4)(ix)-(xiii), and 229.1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the asset-backed securities transactions being serviced as of December 31, 2007 and for the period from February 13, 2007 (date of issuance of the Notes issued by Volkswagen Auto Loan Enhanced Trust 2007-1) through December 31, 2007 (the “Reporting Period”). Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.
Our examination disclosed one instance of noncompliance with servicing criteria set forth in Section 229.1122(d)(3)(i) which is applicable to the Company’s Volkswagen Auto Loan Enhanced Trust 2007-1. On March 28, 2007, an error was discovered in the Monthly Servicer’s Certificate filed on March 20, 2007. The Monthly Servicer’s Certificate incorrectly reported a net swap receipt as a net swap payment. Payments of principal and interest to investors were not affected and were correctly stated in the Monthly Servicer’s Certificate. On March 29, 2007, a restated version of the Monthly Servicer’s Certificate was delivered to the Indenture Trustee. The error was corrected upon recognition and, individually and in the aggregate did not have a material adverse impact on the Note holders and did not create a Servicer Default under the Agreement. We also noted one instance of noncompliance with servicing criteria set forth in Section 229.1122(d)(2)(i) which is applicable to the Company’s Volkswagen Auto Loan Enhanced Trust 2007-1. On February 27, 2008 a process control deficiency was identified for the period from December 4, 2007 through December 31, 2007 (corrected February 27, 2008) in the calculation of the daily amount required to transfer to the collection account for the Volkswagen Auto Loan Enhanced Trust 2007-1, however, sufficient funds were being transferred and there was no impact to the Note holders.
In our opinion, except for the material noncompliance described in the third paragraph, VW Credit, Inc. complied, in all material respects, with the aforementioned servicing criteria for the period from February 13, 2007 through December 31, 2007.
/s/ Virchow Krause & Co., LLP
Southfield, Michigan
March 18, 2008